UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 4, 2016

Commission File Number : 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Television Network Limited (the “Company”) is furnishing under cover of Form 6-K an announcement dated May 4, 2016 relating to the voluntary announcement of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
	Name: Title:	Wong Nga Lai, Alice Executive Director, Chief Financial Officer and Company Secretary

Dated: May 4, 2016

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT

Reference is made to the announcements made by Hong Kong Television Network Limited (the “Company”) on 19 May 2015 and 6 April 2016 respectively (the “Announcements”). Unless otherwise defined, capitalised terms used herein shall have the same meanings as those in the Announcements.

As previously disclosed, in a judgment handed down on 6 April 2016, the Court of Appeal allowed the CEIC’s appeal with costs of the appeal and the proceedings below. The Court of Appeal also ordered to set aside the judgment and order of the Court of First Instance and dismiss the Company’s application for judicial review.

The Board of Directors of the Company confirms that having considered legal advice, the Company will not seek to appeal against the Court of Appeal’s decision to the Court of Final Appeal.

Shareholders and/or investors are advised to exercise caution when dealing in the Company’s securities.

By Order of the Board

Hong Kong Television Network Limited

Wong Wai Kay, Ricky

Chairman

Hong Kong, 4 May 2016

As at the date of this announcement, the Executive Directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Ms. To Wai Bing (Chief Executive Officer), Ms. Wong Nga Lai, Alice (Chief Financial Officer); and the Independent Non-executive Directors are Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin.